Exhibit 99.1

Tiziana Life Sciences Announces Presentations on Intranasal Foralumab at the “Preserving the Brain” Scientific Conference and Exhibit at the Fondazione Prada in Milan

-	“Effect of nasal anti-CD3 (foralumab) in animal model of Progressive Multiple Sclerosis (MS)” poster exhibit

-	“Effect of nasal anti-CD3 (foralumab) in healthy subjects” poster exhibit

-	“Effect of nasal anti-CD3 (foralumab) in patient with Progressive MS” poster exhibit

-	Howard L. Weiner, M.D. of Brigham and Women’s Hospital (BWH) and Tiziana Scientific Advisory Board Chairman, interviewed first patient to receive internasal foralumab for Secondary Progressive MS (SPMS)

NEW YORK, Sept. 28, 2022 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that poster presentations on intranasal foralumab were presented at the “Preserving the Brain” scientific conference and exhibit held at the Fondazione Prada in Milan, Italy. In addition, the first Secondary Progressive Multiple Sclerosis (SPMS) patient receiving intranasal foralumab was interviewed by Dr. Howard L. Weiner of Brigham and Women’s Hospital, who is also the Chairman of Tiziana’s Scientific Advisory Board.

“Preserving the Brain” is a scientific forum and exhibit on neurodegenerative diseases as part of the “Human Brains” neuroscience project held in Fondazione Prada in Milan, Italy. The aim of this event is to stimulate an open and critical exchange between international scientists and experts on neurodegenerative diseases.

At the “Translation of Scientific Discovery to Patient Care” workshop, Howard L. Weiner, M.D., Co-Director of the Ann Romney Center for Neurologic Diseases at BWH and Chairman of Tiziana’s Scientific Advisory Board interviewed the first patient to receive intranasal foralumab for Progressive MS. In addition, posters on the effect of nasal anti-CD3 (foralumab) were presented.

“I am absolutely thrilled that foralumab was highlighted at the Fondazione Prada’s “Preserving the Brain” international forum,” commented Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana Life Sciences. “Having the first patient to ever receive intranasal foralumab for Secondary Progressive Multiple Sclerosis interviewed at an esteemed cultural institution such as Fondazione Prada only further validates our passion and focus to advance this novel therapy.”

Dr. Weiner’s patient interview (presented at the conference on 27th September 2022 at 6pm CEST) can be seen at https://humanbrains.fondazioneprada.org/en/preserving-the-brains/workshops/ and the exhibited posters will be made available by the company after the end of the conference.

About Fondazione Prada and the “Preserving the Brain” Exhibit

The exhibition will be held from 16 September to 10 October 2022 in the Podium, the space at the center of Fondazione Prada’s Milan venue. Conceived by the New York studio 2x4, the exhibition design will be divided into different sections supervised by the research centers, and a common central area that will encourage dialogue and exchanges between the thirteen institutes. Each section will examine a specific research process on neurodegenerative diseases employing video presentations, technological objects and instruments, scientific documents, and visual materials.

Throughout the opening of the exhibition, the 13 institutions participating in the project will give a series of online workshops that will be available to the public at humanbrains.fondazioneprada.org. Each meeting will enable the assessment of a specific aspect in the search for new treatments for neurodegenerative diseases.

The pivotal moment of “Preserving the Brain” will be the scientific conference held on 6 and 7 October 2022, at Fondazione Prada’s Cinema in Milan. The speakers will explore the subject of neurodegenerative diseases from different perspectives, such as genetic implications and molecular mechanisms, clinical trials and possible drug treatments. The conference is addressed to researchers and universities involved in the project and representatives of prominent institutions in the health sector. The sessions will also be streamed and visible to all on the online platform: humanbrains.fondazioneprada.org.

About Foralumab

Foralumab (formerly NI-0401), the only entirely human anti-CD3 mAb, has shown reduced release of cytokines after IV administration in healthy volunteers and in patients with Crohn’s disease. In a humanized mouse model (NOD/SCID IL2γc-/-), it was shown that while targeting the T-cell receptor, orally administered foralumab modulates immune responses of the T-cells and enhances regulatory T-cells (Tregs), thereby providing therapeutic benefit in treating inflammatory and autoimmune diseases without the occurrence of potential adverse events usually associated with parenteral mAb therapy. Once a day treatment for 10 consecutive days with intranasal foralumab was both well tolerated and produced clinical responses in COVID-19 patients. Based on these studies, the intranasal and oral administration of Foralumab offers the potential to become a well-tolerated immunotherapy for autoimmune and inflammatory diseases by the induction of Tregs.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development and Investor Relations Manager
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com